

Mail Stop 4628

December 21, 2017

Via E-mail
Niall Nolan
Chief Financial Officer
Navigator Holdings LTD.
21 Palmer Street
London, SW1H 0AD
United Kingdom

> **Re:** **Navigator Holdings LTD.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 01, 2017**
> **File No. 001-36202**

Dear Mr. Nolan:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. You indicate in a table on page 31 of the 20-F that 11.7% of your total 2015 revenues are attributable to PDVSA and that 9.4% of your total 2016 revenues are attributable to Pertamina. News reports have indicated that PDVSA was working on the construction of a refinery in Syria and would provide crude oil to the refinery. Recent news reports state that Pertamina participates in oil and natural gas joint ventures in Sudan and holds interests in properties located in Sudan.

   Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ann Parker
        Assistant Director
        Division of Corporation Finance